Insys Therapeutics, Inc.
1333 S. Spectrum Blvd, Suite 100
Chandler, Arizona 85286

August 11, 2017

VIA EDGAR

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Insys Therapeutics, Inc. Form 10-K for Fiscal Year Ended December 31, 2016 Filed April 3, 2017 File No. 001-35902

To Whom It May Concern:

Insys Therapeutics, Inc. (the “Company”) is submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 2, 2017, with respect to the Company’s Form 10-K filed with the Commission on April 3, 2017 for the fiscal year ended December 31, 2016 (the “Form 10-K”) (File No. 001-35902).

Set forth below is the heading and text of the Staff’s comment followed by the Company’s response:

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 9A. Controls and Procedures, page 116

1.

You do not disclose the remediation procedures related to the material weakness identified during 2016 related to the accounting for product sales and the allowance for excess and obsolete inventory. In the 10-Q for the three months ended March 31, 2017, you do include a section for remediation efforts but the disclosure is not specific and states that you are "taking numerous steps". Please provide us with additional detail so we can understand the specific steps you are taking to remediate the material weakness, identifying which steps have been completed as well as an estimated time frame until completion for the remaining steps.

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Response:

We have identified below the steps we have taken, and the steps we plan to take, to remediate the identified material weakness related to the accounting for the rebates component of our product sales allowances and the allowance for excess and obsolete inventory.  We have included a substantially similar enhanced disclosure, which includes an estimated timeframe for completion, in our quarterly report on Form 10-Q for the quarter ended June 30, 2017 and will continue to update and disclose in future filings with the Commission as appropriate.

The enhanced disclosure is substantially as follows:

Remediation Efforts to Address Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. We have, and continue to, identify and implement actions to improve our internal control over financial reporting and disclosure controls and procedures. With the oversight of our audit committee, we have begun taking steps and plan to take additional measures to remediate the underlying causes of the identified material weaknesses as set forth below:

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We have increased resources within our organization, including some key hires in the finance department to develop and implement continued improvements and enhancements to address the overall deficiencies that led to the material weaknesses.  More specifically, with the oversight of the audit committee, significant personnel changes were made including the hiring of a new President and Chief Executive Officer (on April 17, 2017) and a new Chief Financial Officer (announced on July 18, 2017).  In addition, a new Vice President of Managed Markets was hired with expertise around industry practices in rebates and managed care contracts.  We have also hired a Director for pricing and contracting in the managed care organization. All of these executives have significant pharmaceutical industry experience and these hires resulted from a national search process conducted by an outside recruiting firm.  In addition to the above executive hires, since April 2017, we created a new position for an accounting manager within the finance department, who we hired along with two senior accountants to ensure that we have a sufficient complement of finance personnel within the accounting function responsible for the completeness and accuracy of underlying data used in the determination of significant estimates.  As these employees integrate into our organization, we plan to review our policies and procedures around internal controls. We believe these personnel changes are overarching remedial measures that are assisting us with each of the material weaknesses including establishing effective policies and procedures,

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accomplishing timely and effective reviews by personnel at an appropriate level and ensuring that we have addressed tone at the top with respect to judgment and appropriate rigor.

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With respect to maintaining and establishing effective policies and procedures, we have also taken additional steps of engaging external accounting consultants to review and assist with the documentation of policies and procedures related to our product sales allowances and an external legal consultant to review our managed care contracts with oversight of the managed care review by our new Vice President of Managed Markets. As we integrate our new personnel, we intend to implement a cross-functional review process that includes communication with and sign-off by the finance, managed markets and legal departments to ensure proper process and accounting for rebates and other managed markets concepts.

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We intend to hire a Plant Controller to oversee and monitor plant accounting and financial reporting activities including maintaining effective policies and procedures. Once the position is filled, we intend to implement a cross-functional review process between finance, the manufacturing department and our sales group to facilitate the timely receipt of information related to our current and future inventory levels, current business trends, projected sales and the resulting inventory allowance requirements.

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As we integrate our new personnel, we anticipate additional steps will be added to our remedial efforts as we continue to test the operating effectiveness of our processes and controls, including with respect to significant estimates related to accounting for the rebate component of our product sales allowances and the allowance for excess and obsolete inventory in accordance with U.S. GAAP throughout the rest of fiscal 2017 to assess whether such processes and controls are operatively effective, which we anticipate will include implementing additional training for our finance, managed markets and manufacturing groups and implementing cross-functional review processes with respect to rebates and other similar managed markets concepts and inventory obsolescence. We will be implementing a new sales and operations planning process on a monthly basis with finance, manufacturing, sales, managed care, and legal to review product sales allowances and the allowance for excess and obsolete inventory.

The material costs associated with the above remedial actions and planned actions include ongoing compensation expenses for newly hired personnel and engagement fees for third party consultants to assist with the design and implementation of the new processes and controls. We do not anticipate that we will incur any additional material costs, other than ongoing compensation and consultant fees, to implement these remediation efforts.

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We anticipate completing the remediation of the identified material weaknesses prior to filing our Form 10-K for the period ending December 31, 2017. However, we can provide no assurance at this time that management will be able to report that our internal control over financial reporting is effective as of December 31, 2017.

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If you have any additional questions or comments, please feel free to contact me directly at 480-500-3162, or the Company’s General Counsel, Franc Del Fosse, at 480-500-3163, with any questions.

Very truly yours,

/s/ Andrew G. Long

Andrew G. Long
Chief Financial Officer

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1333 S. Spectrum Blvd., Suite 100 -- Chandler, AZ 85286 -- phone: 602.910.2627 -- www.insysrx.com

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